

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 21, 2024

Yishai Cohen
Chief Executive Officer
Landa App 3 LLC
20 West 22nd Street
New York, NY 10010

   Re: Landa App 3 LLC
     Post Qualification Amendment No. 3 to
     Offering Statement on Form 1-A
     Filed June 6, 2024
     File No. 024-11815

Dear Yishai Cohen :

  We have reviewed your amendment and have the following comments.

  Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments.

Post Qualification Amendment No. 3 to Offering Statement on Form 1-A

Management's Discussion and Analysis, page 50

1. We note your disclosure on page 49 regarding bridge loans related to the properties and that three of the Series' properties bridge loans have matured. Please provide more detailed disclosure regarding all of the bridge loans, including the counterparties to the loan agreements and the terms of the loans. With respect to the matured loans, please disclose the maturity date, the amount owed, and the steps taken so far to renegotiate the terms or otherwise secure replacement financing. Please discuss the likelihood of being able to secure further financing as it relates to each series. Please clarify if the company is in a financial position to prevent the foreclosure of the properties if you are not able to secure further financing. If not, please clarify if the value of properties of the respective individual series are sufficient to address the outstanding amounts owed, or if it is likely that the counterparties could seek to recover additional amounts owed from the other series.

General

2.   Please be advised that you are responsible for analyzing the applicability of the tender offer rules to your share redemption program, including Regulation 14E, which would apply to any tender offer for securities issued pursuant to the Regulation A exemption. We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with relief granted by the Division of Corporation Finance. To the extent you have questions about the tender offer rules, you may contact the Division's Office of Mergers and Acquisitions at 202-551-3440. Further, we note that you may conduct the share redemption program during the offering period of the shares being qualified in this offering circular. Please be advised that you are responsible for analyzing the applicability of Regulation M to your share redemption program. We urge you to consider all the elements of your share redemption program in determining whether the program is consistent with the class relief granted by the Division of Market Regulation in the class exemptive letter granted Alston & Bird LLP dated October 22, 2007. To the extent you have questions as to whether the program is entirely consistent with that class exemption you may contact the Division of Trading and Markets at 202-551-5777.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Stacie Gorman at 202-551-3585 or Pam Howell at 202-551-3357 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Oren Litwin, Esq.